# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FARMERS & MERCHANTS BANCORP, CIK 0001085913
CUSIP: 307795104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 121 West Pine Street, Lodi, California, United States (X1), 95240
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-18-044875
Filed by CIK 0001761200

## Reporting persons
- Farmers & Merchants Bank of Central California: type of reporting person: bank (BK); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 1,073; sole dispositive power 0; shared dispositive power 1,073; aggregate amount beneficially owned 1,073 (0.15% of the class)
- Farmers & Merchants Bank of Central California and Farmers & Merchants Bancorp Executive Retirement Plan Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farmers & Merchants Bank of Central California and Farmers & Merchants Bancorp Senior Management Retention Plan Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 1,073; sole dispositive power 0; shared dispositive power 1,073; aggregate amount beneficially owned 1,073 (0.15% of the class)

## Item 1. Issuer
Name of issuer: FARMERS & MERCHANTS BANCORP
Address of issuer's principal executive offices: 121 West Pine Street Lodi, California 95240

## Item 2. Person Filing
Name of person filing:
Farmers & Merchants Bank of Central California
Farmers & Merchants Bank of Central California and Farmers & Merchants Bancorp Executive Retirement Plan Trust
Farmers & Merchants Bank of Central California and Farmers & Merchants Bancorp Senior Management Retention Plan Trust
Address of principal business office or, if none, residence:
121 West Pine Street
Lodi, California 95240
Citizenship: California, United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 1,073
Percent of class: 0.15%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,073
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,073

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Farmers & Merchants Bank of Central California: /s/ Bart R. Olson, Bart R. Olson/Executive Vice President & Chief Financial Officer (12/31/2025)
- Farmers & Merchants Bank of Central California and Farmers & Merchants Bancorp Executive Retirement Plan Trust: /s/ Bart R. Olson, Bart R. Olson/Plan Administrator (12/31/2025)
- Farmers & Merchants Bank of Central California and Farmers & Merchants Bancorp Senior Management Retention Plan Trust: /s/ Bart R. Olson, Bart R. Olson/Plan Administrator (12/31/2025)